EXHIBIT D TO FORM C

SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUBSCRIPTION AGREEMENT

To: LP Kirtley Road LLC
        15508 Owens Glen Terrace
        North Potomac, MD 20878

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of Interests (defined below), of LP Kirtley Road LLC, a Maryland limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 5,000,000 class A membership interests in the form of class A units (the "**Interest(s)**") at a price of $1.05 per Interest for proceeds up to $5,000,000, pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. The Interests will be held by the Investor as indicated on the signature page hereto (e.g. individual, corporation, custodial account, community property, etc.).

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes North Capital Private Securities Corp. as Escrow Facilitator for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Interests to such other Investors. The sale of Interests to such other Investors and this sale of the Interests shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Interests in exchange for his or her or its investment. Interests will be issued in book entry form.

E. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

    i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

    ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

    iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Interests or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Interests, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Interests. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Interests will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Interests. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing Shareholders, directors, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

i. The Interests are a speculative investment and involve a substantial degree of risk;

ii. The Company does not have a significant financial or operating history;

iii. The Interests are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

iv. Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

K. The Investor represents and warrants that (i) the Interests are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Interests are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

M. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

N. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

O. Investor acknowledges and agrees that there is no ready public market for the Interests and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Interests on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") with respect to facilitating trading or resale of the Interests. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Interests. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Interests. Investor further understands and agrees that the Interests may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. This provision will survive closing or termination of this Subscription Agreement.

5. Investor has accurately answered all questions on and completed the signature page hereto, U.S. Accredited Investor Certificate, AML Certificate, Subscriber Information Appendix and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company's manager may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Interests (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Maryland and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Interests, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Maryland as applied to contracts executed in and performed wholly within the State of Maryland, without reference to principles of conflict of laws.

[**EXECUTION PAGE FOLLOWS**]

LP KIRTLEY ROAD LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Interests of LP Kirtley Road LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Company's books as follows:

Full legal name of Subscriber (including

middle name(s), for individuals):

Number of securities: **Interests**

Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

(Name of Subscriber)

If the Subscriber is individual:

If the Subscriber is not an individual:

By:

☐ Individual

(Authorized Signature)

☐ Joint Tenant

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Social Security Number of the Joint Subscriber:

	Check this box is the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor)	Address of account provider:
(E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

LP Kirtley Road LLC

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited.

☐ Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501©(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising director indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

PROFIT SHARE SIDE LETTER AGREEMENT

Only investors qualifying for Level 1, Tier I and Tier II bonus perks as detailed below should complete the appropriate Profit Share Side Letter Agreement. If you have any question about whether you qualify for such perks, or which version of the agreement you should fill out, please contact the Managing Member.

Level	Investment Amount	Financing Round (amount of capital raised to date in the Offering)	Side Letter Agreement
Level 1			
T I	$25,000 or more	Up to $900,000	Tier I
T II	$25,000 or more	$900,001 to $1,200,000	Tier II

[Side Letter Agreements follow on next page]

LP Kirtley Road LLC – Tier 1 Profit Share Side Letter Agreement

In order to induce potential members to invest in Class A Units of LP Kirtley Road LLC, a Maryland limited liability company (the "Company"), the individual who own 100% of the Class B Units of the Company ("Class B Members"), who is also the managing member of the Company ("Managing Member"), is offering to agree to certain extra terms including assigning a portion of the distributions to which it would be entitled as a Class B Unit holder ("Class A Bonus Distributions") with those Class A Members who meet the below criteria and accept their offer ("Class A1 Investors") by signing and returning this side letter agreement ("Side Letter") to the Managing Member.

Reference is hereby made to that certain limited liability company agreement of the Company dated as of December 5, 2023, and any amendments thereto (the "Company Agreement"), and the interests as certain individuals as Class A Members in the Company. Capitalized items used and not defined herein shall have the meanings ascribed to them in the Company Agreement.

Class A1 Investor Citeria: Any Investor who contributes to the first $900,000.00 raised by the Company through a private securities offering exempt from registration shall be permitted to enter this Side Letter:

Additional Terms. Notwithstanding anything to the contrary set forth in the Company Agreement, the Class B Members, the Managing Member, the Company, and the undersigned Class A1 Investor agree as follows:

a) The parties acknowledge that this Side Letter is part of a group of Side Letters offered by the Managing Member to Class A Members who qualify to receive Class A Bonus Distributions and the Bonus Distributions will be divided among all Class A1 Investors as further described below.

b) The Class B Members hereby assign to the Class A1 Investors the right to receive the equivalent of twenty percent (20%) multiplied by the amount of capital contributions contributed to the Company by the Class A1 Investors divided by one million two hundred thousand (1,200,000) of the cashflows from the distributions of the Company the Class B Members are entitled to receive on account of their Class B Units pursuant to Article V of the Company Agreement (the "Assigned Amount"). Such amounts shall be divided ratably among all Class A1 Investors proportionally based upon the investment amount of each Class A1 Investor divided by the total investment amount of all Class A1 Investors.

c) To the extent that the Class B Members choose to agree to delay or forgo their receipt of any distributions received by the Company, the Assigned Amount shall accrue and remain payable, but shall not accrue interest. Any subsequent distributions owed to the Class B Members because of the distribution waterfalls listed in Article V of the Company Agreement will be assigned first to the Class A1 Investors until each Class A1 Investor has been paid 100% of the Assigned Amount currently due.

d) Any distributions actually received by the Class A1 Investors pursuant to this Side Letter shall, for tax purposes, be treated as distributions by the Company directly to those Class A1 Investors, which may result in the Class A1 Investors being assigned additional gains (or lower losses) pursuant to the terms of the Company Agreement.

e) While possessing a right to receive the Assigned Amount before the Class B Members receive any distributions, the Class A1 Investors will have no right to compel the Managing Member or the Company to make distributions to the Class B Members. The decision to make any such distribution shall remain the sole discretion of the Company's management, i.e., the Managing Member.

f) Transferability. This Side Letter and all the rights and obligations hereunder shall inure to the benefit of and be binding upon the Class B Members hereto and their respective successors and assigns. This Side Letter will immediately terminate with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A1 Investors to any other Person, unless the Managing Member consents to the transfer of this Agreement in its sole and unlimited discretion.

g) Applicable State Law. This Side Letter Agreement shall be governed, construed, and enforced in accordance with the laws of Maryland, without regard to its conflict of laws rules.

h) Internal Dispute Resolution Procedure. Any disputes which arise out of this Side Letter shall be subject to the dispute resolution procedure in Section 14.13 of the Company Agreement. By signing below, the Class A1 Investors acknowledge that they are giving up the right to trial and reimbursement of expenses related to any dispute.

i) Execution; Counterparts. This Side Letter Agreement may be executed manually or electronically and in multiple counterparts, each of which shall be considered an original, and all of which shall constitute one document.

j) Severability. If any provision of this Side Letter Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Side Letter Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Side Letter Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

k) Entire Agreement. This Side Letter Agreement encompasses the entire agreement of the Parties concerning the assignment of distributions from the Class B Members to the Class A1 Investors, and supersedes all previous negotiations, understandings and agreements between the parties, whether oral or written, including, without limitation, any oral discussions, letters of intent and email correspondence. The parties acknowledge and represent, by their signatures below, that the parties have not relied on any representation, understanding, information, discussion, assertion, guarantee, warranty, collateral contract or other assurance, except those expressly set forth in this Side Letter Agreement, made by or on behalf of any other party or any other person whatsoever, prior to the execution of this Side Letter Agreement.

l) Amendment. This Side Letter Agreement may be amended or modified in writing executed by each of the parties hereto. Such amendments may be made either on an individual investor-by-investor basis or in the form of an offer by the Class B Members to change the terms of this Side Letter with all consenting parties. Regardless of how presented, any amendments to this Side Letter will be effective only as to the Parties who agree to such amendments and evidence such agreement by their (electronic or physical) signature.

IN WITNESS WHEREOF, the parties hereto, whose names and titles follow, have executed this Side Letter Agreement as of the date provided below.

The Company:

LP Kirtley Road LLC,
a Maryland limited liability company

By: GP Kirtley Road LLC,
    a Maryland limited liability company
    its Managing Member

_____
By: Ahmed Helmi
Title: Managing Member

The Class A1 Investor:

_____
Name (Person or Entity)

_____
Signature

_____
Title (if investor is not a natural person)

_____
Date

The Class B Members:

GP Kirtley Road LLC,
a Maryland limited liability company

_____
By: Ahmed Helmi
Title: its Managing Member

LP Kirtley Road LLC – Tier 2 Profit Share Side Letter Agreement

In order to induce potential members to invest in Class A Units of LP Kirtley Road LLC, a Maryland limited liability company (the "Company"), the individual who own 100% of the Class B Units of the Company ("Class B Members"), who is also the managing member of the Company ("Managing Member"), is offering to agree to certain extra terms including assigning a portion of the distributions to which it would be entitled as a Class B Unit holder ("Class A Bonus Distributions") with those Class A Members who meet the below criteria and accept their offer ("Class A2 Investors") by signing and returning this side letter agreement ("Side Letter") to the Managing Member.

Reference is hereby made to that certain limited liability company agreement of the Company dated as of December 5, 2023, and any amendments thereto (the "Company Agreement"), and the interests as certain individuals as Class A Members in the Company. Capitalized items used and not defined herein shall have the meanings ascribed to them in the Company Agreement.

Class A2 Investor Citeria: Any Class A2 Investor who contributes to the first $300,000.00 raised by the Company after the first $900,000.00 has been raised by the Company through a private securities offering exempt from registration shall be permitted to enter this Side Letter:

Additional Terms. Notwithstanding anything to the contrary set forth in the Company Agreement, the Class B Members, the Managing Member, the Company, and the undersigned Class A2 Investor agree as follows:

a) The parties acknowledge that this Side Letter is part of a group of Side Letters offered by the Managing Member to Class A Members who qualify to receive Class A Bonus Distributions and the Bonus Distributions will be divided among all Class A2 Investors as further described below.

b) The Class B Member hereby assigns to the Class A2 Investors the right to receive the equivalent of fifteen percent (15%) multiplied by the amount of capital contributions contributed to the Company by the Class A2 Investors divided by one million two hundred thousand (1,200,000) of the cashflows from the distributions of the Company the Class B Members are entitled to on account of their Class B Units pursuant to Article V of the Company Agreement (the "Assigned Amount"). Such amounts shall be divided ratably among all Class A2 Investors proportionally based upon the investment amount of each Class A2 Investor divided by the total investment amount of all Class A2 Investors.

c) To the extent that the Class B Members choose to agree to delay or forgo their receipt of any distributions received by the Company, the Assigned Amount shall accrue and remain payable, but shall not accrue interest. Any subsequent distributions owed to the Class B Members because of the distribution waterfalls listed in Article V of the Company Agreement will be assigned first to the Class A2 Investors until each Class A2 Investor has been paid 100% of the Assigned Amount currently due.

d) Any distributions actually received by the Class A2 Investors pursuant to this Side Letter shall, for tax purposes, be treated as distributions by the Company directly to those Class A2 Investors, which may result in the Class A2 Investors being assigned additional gains (or lower losses) pursuant to the terms of the Company Agreement.

e) While possessing a right to receive the Assigned Amount before the Class B Members receive any distributions, the Class A2 Investors will have no right to compel the Managing Member or the Company to make distributions to the Class B Members. The decision to make any such distribution shall remain the sole discretion of the Company's management, i.e., the Managing Member.

f) Transferability. This Side Letter and all the rights and obligations hereunder shall inure to the benefit of and be binding upon the Class B Members hereto and their respective successors and assigns. This Side Letter will immediately terminate with regards to any Class A Unit assigned, sold, or transferred (including involuntary transfers by operation of law) from the Class A2 Investors to any other Person, unless the Managing Member consents to the transfer of this Agreement in its sole and unlimited discretion.

g) Applicable State Law. This Side Letter Agreement shall be governed, construed, and enforced in accordance with the laws of Maryland, without regard to its conflict of laws rules.

h) Internal Dispute Resolution Procedure. Any disputes which arise out of this Side Letter shall be subject to the dispute resolution procedure in Section 14.13 of the Company Agreement. By signing below, the Class A2 Investors acknowledge that they are giving up the right to trial and reimbursement of expenses related to any dispute.

i) Execution; Counterparts. This Side Letter Agreement may be executed manually or electronically and in multiple counterparts, each of which shall be considered an original, and all of which shall constitute one document.

j) Severability. If any provision of this Side Letter Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Side Letter Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Side Letter Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

k) Entire Agreement. This Side Letter Agreement encompasses the entire agreement of the Parties concerning the assignment of distributions from the Class B Members to the Class A2 Investors, and supersedes all previous negotiations, understandings and agreements between the parties, whether oral or written, including, without limitation, any oral discussions, letters of intent and email correspondence. The parties acknowledge and represent, by their signatures below, that the parties have not relied on any representation, understanding, information, discussion, assertion, guarantee, warranty, collateral contract or other assurance, except those expressly set forth in this Side Letter Agreement, made by or on behalf of any other party or any other person whatsoever, prior to the execution of this Side Letter Agreement.

l) Amendment. This Side Letter Agreement may be amended or modified in writing executed by each of the parties hereto. Such amendments may be made either on an individual investor-by-investor basis or in the form of an offer by the Class B Members to change the terms of this Side Letter with all consenting parties. Regardless of how presented, any amendments to this Side Letter will be effective only as to the Parties who agree to such amendments and evidence such agreement by their (electronic or physical) signature.

IN WITNESS WHEREOF, the parties hereto, whose names and titles follow, have executed this Side Letter Agreement as of the date provided below.

The Company:

LP Kirtley Road LLC,
a Maryland limited liability company

By: GP Kirtley Road LLC,
    a Maryland limited liability company
    its Managing Member

_____

By: Ahmed Helmi
Title: Managing Member

The Class A2 Investor:

_____
Name (Person or Entity)

_____
Signature

_____
Title (if investor is not a natural person)

_____
Date

The Class B Member:

GP Kirtley Road LLC,
a Maryland limited liability company

_____

By: Ahmed Helmi
Title: its Managing Member